Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year ended December 31,
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	Earnings were not sufficient to cover fixed charges for each of the periods indicated. Earnings consist of income (loss) before provision for income taxes plus fixed charges less income (loss) attributable to noncontrolling interest. Fixed charges consist of interest charges, amortization of debt expense and discount related to indebtedness, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, were insufficient to cover fixed charges by $49.6, $115.3, $121.1, $147.6, and $116.8 (in millions), respectively. For this reason, no ratios are provided for these periods.